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Date	June 28, 2007
Direct phone	+1 646 654 8132
Direct fax	+1 646 654 8363
E-mail	Meredith.cosgrove@nielsen.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated:

June 27, 2007 – **Nielsen To Acquire Telephia, Inc., the Leading Source of Consumer Research for the Telecom and Mobile Media Markets**

PROCESSED
AUG 06 2007
THOMSON FINANCIAL

With kind regards,
VNU bv

Meredith Cosgrove

From February 8, 2007 VNU has changed its name into The Nielsen Company.

ADR file Number 82-2876

The Nielsen Company
770 Broadway New York, NY 10003
www.nielsen.com

News Release

Contact:

Gary Holmes (The Nielsen Company)
646-654-8975
Gary.holmes@nielsen.com

Maria Bumatay (Telephia, Inc.)
415.637.4904
mbumatay@telephia.com

NIELSEN TO ACQUIRE TELEPHIA, INC., THE LEADING SOURCE OF CONSUMER RESEARCH FOR THE TELECOM AND MOBILE MEDIA MARKETS

Transaction To Accelerate Independent Measurement and Analysis of Media and Data Content on Mobile Devices

New York and San Francisco – June 27, 2007 – The Nielsen Company today announced an agreement to acquire San Francisco-based Telephia, Inc., the leading provider of syndicated consumer research to the telecom and mobile media markets. This transaction will accelerate Nielsen's strategy of providing clients worldwide with the most accurate measurement and analysis of consumer behavior and media use across all platforms.

Terms of the transaction, which is subject to regulatory approval and expected to close in the third quarter, were not disclosed. Telephia and Nielsen are both privately held companies.

Telephia serves over 100 clients in the United States, Canada and Europe from all sectors of the telecom and mobile media markets, including mobile operators, device manufacturers, retailers, infrastructure vendors, investment analysts and content providers. The company provides independent, technology-based measurements of consumer behavior, product quality, and consumer attitudes, and is the mobile industry's standard for subscriber market share, network quality, consumer satisfaction, and mobile media consumption.

This acquisition provides Nielsen with an entry into measurement services for the estimated $350 billion mobile sector, where telecom and media are quickly converging. Telephia expands Nielsen's ability to measure the rapidly expanding mobile content delivery industry, where today there are more than 232 million wireless subscribers in the U.S.

Through its Anytime Anywhere Media Measurement (A2/M2) Nielsen is committed to measuring consumer use of video and online activity on any platform on which consumers can access that content. Nielsen also recently announced that its Nielsen Wireless service will begin measuring how many people use content services such as mobile Internet and mobile video and what impact this has on established media behavior. Telephia's patented technology, industry expertise and analytic strengths will enhance and accelerate Nielsen's activities in these areas. At the same time, Nielsen expects to invest in and grow Telephia's core measurement products while creating opportunities to expand these businesses into media measurement.

Susan D. Whiting Executive Vice President of The Nielsen Company said, "As media content increasingly moves from television to the personal computer to the 'third screen' of the mobile device, it is essential that we measure all platforms. Combining Nielsen's worldwide strengths and measurement expertise with Telephia's cutting edge research and measurement capabilities in the mobile content arena expands our capabilities in the vital, high-growth telecom and mobile media markets. Building on the compatible strengths of both companies enables us to provide more complete consumer insights to clients around the world."

Whiting also noted, "Telephia's strong management team has built a company with a powerful base of clients, leading measurement technology and sought after research that complements our own. This is a strategic, high growth opportunity that enhances Nielsen's existing capabilities, strengthens our business and delivers even more of the intelligence our global customers need to succeed."

"The Telephia team is very excited to be joining The Nielsen Company" said Sid Gorham, President and CEO of Telephia. "With access to all the expertise, complementary products, and global resources of The Nielsen Company, Telephia will be able to better serve clients in the rapidly evolving telecom and mobile media markets."

About The Nielsen Company

The Nielsen Company is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), trade shows and business publications (*Billboard, The Hollywood Reporter, Adweek*). The privately-held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. For more information, please visit www.nielsen.com.

About Telephia

Telephia is the world's largest provider of syndicated consumer research to the telecom and mobile media markets. Since 1998, executives at service providers, device manufacturers, content providers, and retailers have relied on Telephia data to make confident competitive strategy, marketing and resource allocation decisions. Telephia uses its unique measurement tools and large-scale consumer panels to completely understand the digital consumer's behavior, attitudes and experience. For more information please visit www.telephia.com.

Forward-Looking Statements

This communication contains "forward-looking statements" which represent the current expectations and beliefs of management of Nielsen concerning the proposed acquisition of Telephia and other future events and their potential effects on Nielsen and Telephia. The statements, analyses, and other information contained herein relating to the proposed acquisition, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future results and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Those factors include, without limitation: (1) the satisfaction of the conditions to the closing specified in the Telephia acquisition agreement; (2) the ability to successfully combine the businesses of Nielsen and Telephia and to develop the Telephia business and technology, including protection of its intellectual property rights; (3) operating costs and business disruption following the acquisition, including adverse effects on relationships with employees, customers and suppliers; (4) changes in the markets and interest rate environment that affect revenues; (5) diversion of management time on acquisition related issues; (6) control and retention of key employees upon

announcement of the proposed acquisition and following closing; (7) general economic conditions such as inflation; and (8) general political and social conditions such as war, political unrest and terrorism.

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